 As filed with the Securities and Exchange Commission on March 1, 2012

FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K/A

The attached are Exhibit 5.1 opinions to the automatic shelf registration statement on Form F-3 filed on March 10, 2011.  This Form 6-K/A is expressly incorporated by reference into the automatic shelf registration statement No. 333-172727.

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to correct Exhibit No. 1 and No. 2 of Exhibit 5.1 (Opinion of Carey y Cía Ltda. as to the validity of the common shares and Opinion of Álvaro Puelma S., deputy General Counsel of Banco de Chile, as to the validity of the securities) on Form 6-K filed on November 23, 2011.  Other than the correction of such errors, no part of the Report on Form 6-K filed on November 23, 2011 (Film no. 111225358) is being amended, and the filing of this Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to November 23, 2011.

EXHIBIT INDEX

Exhibit No.	Description
1.	Opinion of Carey y Cía. Ltda. as to the validity of the common shares.
2.	Opinion of Álvaro Puelma S., deputy General Counsel of Banco de Chile, as to the validity of the securities

/Carey
ABOGADOS

Santiago, March 1, 2012

Ladies and Gentlemen,

We have acted as Chilean counsel to Banco de Chile, a banking corporation (*banco*) organized under the laws of the Republic of Chile (the "Company"), in connection with the Registration Statement on Form F-3 No. 333-172727 (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "Commission") by the Company on March 10, 2011, the prospectus, dated March 10, 2011, contained in the Registration Statement (the prospectus, including the documents incorporated by reference therein, being hereinafter referred to as the "Base Prospectus"), the preliminary prospectus supplement, dated March 10, 2011, including the Base Prospectus, and all documents incorporated or deemed incorporated therein by reference (in the form in which it was filed with the Commission pursuant to Rule 424(b)), the preliminary prospectus and the final prospectus supplement, dated March 31, 2011, including the Base Prospectus, and all documents incorporated or deemed incorporated therein by reference (in the form in which it was filed with the Commission pursuant to Rule 424(b)), and the final prospectus, for the purpose of offering under the U.S. Securities Act of 1933, as amended (the "Securities Act"), 1,398,023,524 shares of common stock, without par value (the "Common Stock").

In arriving to the opinions expressed below, we have examined the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In connection with the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, in all cases, the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the outstanding shares of Common Stock have been duly issued and fully paid for and no further contribution in respect thereof will be required to be made to the Company by the holders thereof, by reason solely of their being such holders.

Carey y Cía. Ltda.
Isidora Goyenechea 2800, Piso 43
Las Condes, Santiago, Chile
Tel: +56 2 928 22 00 / Fax: +56 2 928 22 28
www.carey.cl

/Carey
ABOGADOS

We are lawyers admitted to practice in the Republic of Chile and the foregoing opinion is limited to the laws of the Republic of Chile as in effect on the date hereof.

We hereby consent to the incorporation by reference of this opinion as Exhibit 5.1 to the Registration Statement by its filing on Form 6-K/A, dated March 1, 2012. In giving this opinion, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours sincerely,

/S/

Diego Peralta
Carey y Cía. Ltda.

Carey y Cía. Ltda.
Isidora Goyenechea 2800, Piso 43
Las Condes, Santiago, Chile
Tel: +56 2 928 22 00 Fax: +56 2 928 22 28
www.carey.cl

SPDOCS0820701.2

2

OPINION OF INTERNAL COUNSEL AS TO THE VALIDITY OF THE SECURITIES

Santiago, March 1, 2012

Ladies and Gentlemen,

I am Deputy General Counsel in the legal department of Banco de Chile, a banking corporation (*banco*) organized under the laws of the Republic of Chile, and am delivering this opinion in connection with the Registration Statement on Form F-3 No. 333-172727(the "Registration Statement") filed with the United States Securities and Exchange Commission by Banco de Chile on March 10, 2011, for the purpose of registering under the U.S. Securities Act of 1933, as amended (the "Securities Act"), (a) debt securities, in one or more series, which are not guaranteed (the "Debt Securities"); (b) debt securities, in one or more series, which are guaranteed (the "Guaranteed Debt Securities"); (c) preferred stock, without par value (the "Preferred Stock") and (d) shares of common stock, without par value (the "Common Stock")(collectively, the "Securities").

The Debt Securities and Guaranteed Debt Securities will be issued from time to time in one or more series, with each series to be issued by the Company pursuant to an Indenture (each an "Indenture"). The Debt Securities and Guaranteed Debt Securities will be sold from time to time pursuant to certain underwriting agreements (the "Underwriting Agreements") among the Company and the various underwriters named therein.

In arriving to the opinions expressed below, I have examined the originals or copies certified or otherwise identified to my satisfaction of all such corporate records of Banco de Chile and such other instruments and other certificates of public officials, officers and representatives of Banco de Chile and such other persons, and I have made such investigations of law, as I have deemed appropriate as a basis for the opinions expressed below.

In connection with the opinions expressed below, I have assumed, without any independent investigation or verification of any kind, in all cases, the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity to the originals of all documents submitted to me as copies.

Based upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is my opinion that:

(a) Banco de Chile is a corporation duly organized and validly existing under the laws of Chile and has the necessary corporate power and capacity to own its property and assets and to carry on its business under the laws of Chile.

(b) Banco de Chile has the necessary corporate power and capacity under the laws of Chile to execute, deliver and perform its obligations under the terms and conditions of any purchase, underwriting or other agreement, indenture or instrument relating to Banco de Chile's creation, authentication, issuance, sale and/or delivery of the Securities.

(c) When shares of Common Stock and Preferred Stock are issued and delivered against full payment therefor as contemplated in the Registration Statement and so as not to violate any applicable law, such Common Stock and Preferred Stock will have been duly issued and fully paid and no further contribution in respect thereof will be required to be made to the Company by the holders thereof, by reason solely of their being such holders.

(d) When (i) the final terms of Debt Securities and Guaranteed Debt Securities have been duly established and approved by or pursuant to authorization of the Board of Directors of the Company, (ii) the Indenture and Underwriting Agreements relating to such series have been duly completed, executed and delivered by the parties thereto, and (iii) such Debt Securities and Guaranteed Debt Securities have been duly authorized, executed and issued by the Company and authenticated by the Trustee, and delivered to and paid for by the purchasers thereof, such Debt Securities and Guaranteed Debt Securities will constitute the valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

I am a lawyer admitted to practice in the Republic of Chile and the foregoing opinion is limited to the laws of the Republic of Chile as in effect on the date hereof.

NYDOCS01/1289860.2

1

I hereby consent to the incorporation by reference of this opinion as Exhibit 5.1 to the Registration Statement by its filing on Form 6-K/A dated March 1, 2012. In giving this opinion, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours sincerely,

/s/ Alvaro Pueltna S.

Alvaro Puelma S.

Banco de Chile

NYDOCS01/1289860.2

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused these unqualified legal opinions to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2012

Banco de Chile

/S/
By: